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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

INTERACTIVE INTELLIGENCE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

n/a*
(Cusip Number of Class of Securities)

Stephen R. Head
Vice President of Finance and Chief Financial Officer
Interactive Intelligence, Inc.
7601 Interactive Way
Indianapolis, Indiana 46278
(317) 872-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

James A. Aschleman, Esq.
Baker & Daniels
300 North Meridian Street, Suite 2700
Indianapolis, Indiana 46204
(317) 237-0300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$20,453,697	$1,655**
(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,475,925 shares of common stock of Interactive Intelligence, Inc. will be exchanged pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate transaction value of such options of $20,453,697 as of November 28, 2003, calculated based on the Black-Scholes option pricing model, multiplied by (ii) $80.90 per each U.S. $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $1,655
  Form or Registration No.: Schedule TO
  Filing Party: Interactive Intelligence, Inc.
  Date Filed: December 2, 2003

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

*
There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 45839M 10 3.

**
Previously paid.

Introductory Statement

        This Final Amendment to the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on December 2, 2003, as amended and restated by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on December 12, 2003, as amended and restated by Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on December 16, 2003, reports the final results of Interactive Intelligence, Inc.'s (the "Company") offer to exchange options to purchase shares of its common stock, par value $0.01 per share (the "Common Stock"), for new options to purchase shares of its Common Stock upon the terms and subject to the conditions described in the Offer to Exchange All Outstanding Options for New Options dated December 2, 2003, as amended and restated on December 12, 2003 and December 16, 2003 (the "Offer to Exchange").

Item 4.    Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

        The offer to exchange expired at 5:00 P.M., Indianapolis Time, on December 31, 2003. Pursuant to the Offer to Exchange, the Company has accepted for cancellation options to purchase an aggregate of 453,933 shares of the Company's Common Stock, which represents approximately 14% of the shares of the Company's Common Stock subject to options that were eligible to be tendered in the offer. Subject to the terms and conditions of the Offer to Exchange, the Company will grant new options to purchase up to 158,361 shares of its Common Stock on or after July 2, 2004 in exchange for the cancelled options.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to the Schedule TO is true, complete and correct.

INTERACTIVE INTELLIGENCE, INC.

	By:	/s/ STEPHEN R. HEAD Stephen R. Head Vice President of Finance and Chief Financial Officer
Date: January 5, 2004

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  Item 4. Terms of the Transaction.
SIGNATURE